Lazard Global Total Return and Income Fund, Inc.

Sub-Item 77C (Matters submitted to a vote of security holders.)

The Annual Meeting of Stockholders was held on April 29, 2010, to vote on the following proposal.
The proposal received the required number of votes of stockholders and was adopted.

Election of the following Directors:
Three Class II Directors (Kenneth S. Davidson, Nancy A.
Eckl and Lester Z. Lieberman), each to serve for a three-year term expiring at the 2013 Annual Meeting and / or until his or her successor is duly elected and qualified.

Director		    For	  Withhold Authority
Kenneth S. Davidson 	8,234,590       425,477
Nancy A. Eckl	 	8,233,212       426,855
Lester Z. Lieberman	8,222,343       437,724